GARDNER LEWIS INVESTMENT TRUST

February 26, 2010

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:
Gardner Lewis Investment Trust (the "Trust"), on behalf of its series portfolios, The Chesapeake Growth Fund (the “Growth Fund”) and The Chesapeake Core Growth Fund (the “Core Growth Fund” and together with the Growth Fund, the “Funds”)

File Nos. 811-07324 and 333-53800
Response to Comments on Post-Effective Amendment No. 34 on Form N-1A

Ladies and Gentlemen:

We are electronically filing via EDGAR the Trust's responses to comments provided by Ms. Patsy Mengiste of the staff of the Securities and Exchange Commission (the “Commission”) on Post-Effective Amendment No. 34 the Trust's registration statement on Form N-1A, which was filed with the Commission on December 30, 2009.  The following are the comments provided by the Commission staff and the Trust’s response to each:

SUMMARY PROSPECTUSES

1.	Comment: If the Funds intend to use summary prospectuses, please provide drafts of the summary prospectuses to be filed under Rule 497(k).

Response:  Drafts of the summary prospectuses for the Funds accompany this letter.  These drafts are currently being reviewed by the Trust's counsel and independent registered public accounting firm.  We will notify Ms. Mengiste if any material changes are made to the summary prospectuses subsequent to this filing.

PROSPECTUSES

The comments and responses provided apply to all three of the Trust’s prospectuses, unless otherwise indicated.

Risk/Return Summary

2.	Comment: The section heading “Risk/Return Summary” should be changed to “Fund Summary”.

Response:  The requested change has been made.

3.
Comment:  Delete the footnote to the “Annual Fund Operating Expenses” table discussing the brokerage/service arrangements entered into by the Fund.  Also, revise the line item “Net Annual Fund Operating Expenses” to read “Total Annual Fund Operating Expenses after Management Fee Reductions and/or Expense Reimbursements”, as applicable.

Response:  The requested changes have been made to each Prospectus.

4.
Comment:  Revise the footnote to the “Annual Fund Operating Expenses” table that discusses the contractual agreement to reduce management fees and/or reimburse other Fund expenses to describe who may terminate the agreement and under what circumstances such termination can occur.

Response:  In the Core Growth Fund’s prospectus, disclosure has been added to the footnote that states “This agreement may be terminated by the mutual written consent of the Board of Trustees and the Advisor, and will terminate automatically if the Fund’s investment advisory agreement with the Advisor is terminated.”  In the Growth Fund’s prospectuses, disclosure has been added to the footnote that states “This agreement will terminate automatically if the Fund’s investment advisory agreement with the Advisor is terminated.”

5.
Comment:  Revise the disclosure under the heading “Example” to clarify that the operating expenses used to calculate the costs stated in the table reflect the contractual agreement to reduce management fees and/or reimburse other Fund expenses between the Fund and the Advisor for only one year.

Response: The third sentence under the heading “Example” in the Core Growth Fund prospectus has been revised to state:

“The Example also assumes that your investment has a 5% return each year, the Fund’s operating expenses remain the same, and the contractual agreement to reduce Management Fees and reimburse other Fund expenses remains in effect only until February 28, 2011.”

The third sentence under the heading “Example” in the Growth Fund prospectuses has been revised to state:

“The Example also assumes that your investment has a 5% return each year, the Fund’s operating expenses remain the same, and the contractual agreement to reduce Management Fees remains in effect only until February 28, 2011.”

6.
Comment:  Since the paragraph titled “Temporary Defensive Position” appears in both the “Fund Summary” and “Investment Strategies and Risks” sections of the prospectus, either delete it from the “Fund Summary” section of the prospectus or revise it so that it is more concise.

Response: The paragraph titled “Temporary Defensive Position” has been deleted from the “Fund Summary” section of the prospectus.

7.
Comment:  The “Overweighting in Certain Market Sectors” risk disclosed in the “Principal Risks” section of the Growth Fund prospectuses does not appear to be related to the Fund’s principal investment strategies as they are described in the prospectus.  Please revise the Fund’s disclosure of its principal investment strategies to address such overweighting or delete this risk disclosure if this risk is not a principal risk of the Fund.

Response: “Overweighting in Certain Market Sectors” is not a principal risk of either Fund and has been deleted.

8.	Comment: Move the last paragraph under the “Principal Risks” section of the “Fund Summary” to the “Investment Strategies and Risks” section of the prospectus.

Response:  The disclosure has been moved to the “Investment Strategies and Risks” section of the prospectus.

9.
Comment:  In the “Performance Summary” section of the prospectus, revise the first sentence of the first paragraph to reflect that average annual total returns are presented for one, five and ten year periods.  Also, delete the third sentence of the first paragraph of this section.

Response: The third sentence of the first paragraph under the heading “Performance Summary” has been deleted. The first sentence of that paragraph has been revised to state:

“The bar chart and performance table that follow provide some indication of the risks and variability of investing in the Fund by showing the Fund’s performance from year to year for the past 10 years and by showing how the Fund’s average annual total returns for 1, 5 and 10 years compare with those of a broad measure of market performance.”

10.	Comment: Delete the following disclosure from underneath the bar charts – “The impact of taxes is not reflected in the bar chart; if reflected, returns would be less than those shown.”

Response: The disclosure has been deleted.

11.	Comment: Delete the first sentence from the disclosure under the heading “Average Annual Returns for Periods Ended December 31, 2009”.

Response: The disclosure has been deleted.

12.
Comment:  Delete the footnotes referencing the descriptions of the indices (S&P 500 Index, Russell 2000 Growth Index and the Russell 3000 Growth Index) from the average annual total returns table.  A short description of the indices may be included, but not as a footnote to the table.  Also, the text “reflects no deduction for fees, expenses or taxes” should be deleted from the footnote below the table and added as a parenthetical next to or below the applicable index in the table.

Response:  The footnotes have been deleted from the average annual total returns table and a short description of each index is included below the table.  The parenthetical “(reflects no deduction for fees, expenses or taxes)” has been added immediately below the name of each index in the table.

13.	Comment: Briefly describe the relevance of the comparison of the Growth Fund’s returns to the returns of the Russell 3000 Growth and the Russell 2000 Growth indices.

Response: The description of the Russell 3000 Growth Index and the Russell 2000 Growth Index in the Growth Fund’s prospectuses has been revised as follows:

“The Russell 3000 Growth Index and the Russell 2000 Growth Index are widely recognized, unmanaged indexes that measure the performance of the broad growth segment and the small-cap growth segment of the U.S. equity universe, respectively.  Together, these indexes show how the Fund's performance compares with the returns of indexes holding similar securities as the Fund.”

14.	Comment: In the “Purchase and Sale of Fund Shares” sections, change the sub-heading “Minimum Additional Investment” to read “Subsequent Investments”.

Response: The sub-heading in the “Purchase and Sale of Fund Shares” section of each Prospectus now reads as follows:

“Subsequent Investments”

15.	Comment: In the “Purchase and Sale of Fund Shares” sections, delete the second sentence from the sub-section “General Information”.

Response:  The disclosure has been deleted.

*                    *                    *                    *                    *

We acknowledge that:

●	The Trust is responsible for the adequacy and accuracy of the disclosure in Trust filings;

●	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and

●	The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or additional comments, please contact the undersigned at 513-587-3418.

Sincerely,

/s/ Tina H. Bloom

Tina H. Bloom
Assistant Secretary